[Letterhead of W.P. Stewart & Co., Ltd.]


Contact:  Fred Ryan
telephone: 441.295.8585

September 17 2007
Hamilton, Bermuda


               W.P. Stewart & Co., Ltd. Announces New Appointments
                            To Senior Management Team

          Mark Phelps Promoted to President of W.P. Stewart & Co., Ltd.

               New Executives Join Firm in Investment Management,
                   Client Servicing and Corporate Development

      HAMILTON, Bermuda, September 17, 2007 -- W.P. Stewart & Co., Ltd. ("W.P. Stewart" or the "Company") (NYSE:WPL) announced today new appointments to its senior management team as part of the company's ongoing initiative to strengthen its position as a leading global investment management firm.

      As part of the announcement, the Company said that Mark Phelps, currently Managing Director - Global Investments, will assume the position of President and continue as Director of Global Investments of W.P. Stewart & Co., Ltd.

      In addition, Thomas Valenzuela has joined W.P. Stewart in a leadership role at the Company's New York equity research and portfolio management subsidiary; Alastair Short joined W.P. Stewart in a new corporate development role; Jim Harrington and Ross Hawkins have joined the U.S. client servicing and marketing team; and Bob Sterr joined the New York investment team as a senior analyst focusing on the technology and telecommunications industries.

      In making the announcement, Bill Stewart, Chairman & Chief Executive Officer of W.P. Stewart said: "One of my first tasks in returning as CEO has been to develop our leadership team, building on our existing people and attracting new, experienced talent to the firm. After all, this


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business  is all about  people.  With Mark  Phelps'  appointment  and with these experienced executives joining us in investment management and client service, I believe we have put the right structure in place - and we can build from here."

      Mark Phelps joined W.P. Stewart in February 2005 as Director of Global Investments at its London research and portfolio management subsidiary, and in early 2007, was named Managing Director - Global Investments. Mr. Phelps is a British national with more than 20 years experience in European, U.S. and Global investment research and portfolio management. For over ten years he held senior positions with the Dresdner Bank organization in both London and San Francisco including serving as a Chief Investment Officer for Global Equities at Dresdner RCM in San Francisco. Mr. Phelps has a BA (Hons.) in Economics from the
University of York in England and completed graduate studies at the Royal Military Academy, Sandhurst, England. From 1981 to 1984 Mr. Phelps was in the British Army and finished his service with the rank of Captain.

      Investment Management

      Thomas M. Valenzuela joins W.P.  Stewart from Valenzuela  Capital Partners
(VCP), an investment management firm he founded in 1990. Under his leadership as Chief Executive Officer and Chief Investment Officer, assets under management grew to $1.8 billion in 2005, when the company was sold. Prior to founding VCP, Tom worked at Lazard Freres and Morgan Stanley in capital markets and corporate finance. Tom was educated at Yale and the Harvard Business School.

      Bob Sterr most recently worked with AXA Advisors in Charlotte, NC and previously was a Vice-President and Senior Partner at Evergreen Private Asset Management, part of Wachovia's investment management business. He began his investment career with Manning & Napier Advisors in Rochester, NY. Mr. Sterr graduated from the Rochester Institute of Technologhy with a Bachelor's degree in Industrial Engineering and has a Master's in Industrial Engineering from the Georgia Institute of Technology and an MBA from Columbia University.

      Client Servicing and Marketing

      Jim Harrington joins W.P. Stewart after seven years with Brinker Capital, where for the past five years he was Brinker's Chief Investment Officer. Brinker Capital, located in Berwyn, Pennsylvania, is an investment advisory firm with $9 billion of assets under management. Prior to joining Brinker, Jim spent fifteen years directing pension assets, and previously served as Director of Pension Investments for Sunoco, Crown Cork and Seal and US Airways.

      Ross Hawkins joins W. P. Stewart after spending the last two years at Pier Capital LLC, in Stamford, Connecticut, where he was Vice President and National Accounts Manager in charge of institutional sales and marketing. Before his role at Pier, Ross was Vice President of Sales and Marketing - institutional and retail - at Awad Asset Management.

      Together with Jim Awad's joining the firm in August as Chairman of W. P. Stewart's U.S. client servicing and marketing subsidiary, these individuals will play a key role in improving W.P. Stewart's marketing and client service initiatives.

      Corporate Development

      Alastair Short has joined the firm in a new Corporate Development role, reporting directly to Bill Stewart, the Company's CEO, where his chief responsibility will be to develop new business opportunities in the United States and internationally. Alastair joins W.P. Stewart from a career in private equity and venture capital investment, where he specialized in transactions involving asset management companies.

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or +441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.